UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Protalix Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74365A101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A101

1.	Names of Reporting Persons. O’Connor Global Multi-Strategy Alpha Master Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,669,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,669,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,669,785 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.5% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO; OO

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 15, 2017 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4.	Ownership.

(a) and (b):

As of the close of business on December 31, 2016, the Reporting Person may have been deemed to have beneficial ownership of 12,669,785 shares of Common Stock, which consisted of (i) 3,376,000 shares of Common Stock held by the Reporting Person, (ii) 8,464,705 shares of Common Stock issuable upon conversion of a convertible note held by the Reporting Person (“Note 1”) and (iii) 829,080 shares of Common Stock issuable upon conversion of a second convertible note held by the Reporting Person (“Note 2”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.5% of the Common Stock, based on (1) 99,930,402 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, plus (2) 23,846,735 shares of Common Stock issued by the Issuer in the exchange transaction described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 7, 2016, (3) 8,464,705 shares of Common Stock issuable upon conversion of Note 1 and (4) 829,080 shares of Common Stock issuable upon conversion of Note 2. The foregoing excludes 4,375,625 shares of Common Stock issuable upon conversion of Note 2 because Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, of more than 9.99% of the Common Stock. The application of such blocker provision and the shares of Common Stock reported as being beneficially owned by the Reporting Person as a result thereof take into account the shares of Common Stock beneficially owned by the investment advisor of the Reporting Person (with whom the Reporting Person shares voting and dispositive power) which is being reported separately. Without such blocker provision, the Reporting Person may have been deemed to have beneficial ownership of 17,045,410 shares of Common Stock.

(c)

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 12,669,785.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 12,669,785.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017

O’Connor Global Multi-Strategy Alpha Master Limited

By:	UBS O’Connor LLC, its investment advisor

By:	/s/ Nicholas Vagra
Name:	Nicholas Vagra
Title:	Manager, Chief Operating Officer

By:	Andrew Hollenbeck
Name:	Andrew Hollenbeck
Title:	Manager, General Counsel

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